UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 000-50142
FORM 12b –25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 83490A 10 0

Check One:

☒ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Solar Power, Inc.
Full Name of Registrant
Welund Fund, Inc.
Former Name if Applicable
4080 Cavitt Stallman Road, Suite 100
Address of Principal Executive Office (Street and Number)
Granite Bay, California 95746
City, State and Zip Code

PART II -- RULES 12b - 25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

☒

(b)           The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Information necessary for the filing of a complete and accurate Form 10-KSB could not be gathered within the prescribed time period without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Alan M. Lefko	(916) 789-0833
(Name)	(Area Code and Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

Solar Power, Inc. (Name of Registrant as specified in its charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007	By: /s/ Alan M. Lefko
Alan M. Lefko Vice President of Finance And Secretary

SOLAR POWER, INC.

Form 12b-25

Attachments

PART IV-OTHER INFORMATION

As a result of the merger between Solar Power, Inc., a California corporation, and Welund Acquisition Corp., a Nevada corporation, on December 29, 2006 (the “Merger”), the Registrant’s Form 10-KSB for the period ending December 31, 2006 will reflect significant change in its results of operations from the corresponding period for the last fiscal year.

The significant changes to be reflected in the results of operations of the Registrant (also referred to as the “Company”) as a result of the Merger is as follows:

Net sales – Net sales for the period ended December 31, 2006 increased 219.4% to $4,381,151 from $1,371,731 for the eleven-month period ended December 31, 2005. Net sales in the cable, wire and mechanical assembly segment increased 110.6% to $2,888,335 from $1,371,131 for the comparative period primarily from increased sales to one customer. Net sales in the photovoltaic installation, integration and sales segment were $1,492,816. There were no comparative sales for the eleven-month period ended December 31, 2005. The Company did not operate in this segment during 2005.

Cost of goods sold – Cost of goods sold were $2,894,545 (66.1% of net sales) and $484,146 (35.3% of net sales) for the periods ended December 31, 2006 and 2005, respectively. Cost of goods sold in the cable, wire and mechanical assembly segment were $1,590,171 (55.0% of net sales) compared to $484,146 (35.3% of net sales). The increase is attributable to product mix and additional overhead created by the move to the Company’s new manufacturing facility in Shenzhen. In 2005 the Company leased a smaller facility. Cost of goods sold in the photovoltaic installation, integration and sales segment was $1,304,374 (87.4% of net sales). There is no comparative data for the eleven-month period ended December 31, 2005. The Company did not operate in this segment during 2005.

General and administrative expenses – General and administrative expenses were $2,307,499 for the period ended December 31, 2006 and $1,013,289 for the eleven-month period ended December 31, 2005, an increase of 127.7%. As a percentage of net sales, general and administrative expenses were 52.7% and 73.9%, respectively. The increase in actual cost is primarily due to the increase in employee related expense, infrastructure costs and professional fees associated with the start-up of our photovoltaic solar business and stock option expense. Significant elements of general and administrative expenses include employee related expense of $576,000, information technology costs of $99,000, professional and consulting fees of $787,000, rent of $47,000, travel and lodging of $97,000 and stock option expense of $338,000.

Sales, marketing and customer service expense – Sales, marketing and customer service expenses were $1,178,598 for the period ended December 31, 2006 and $568 for the eleven-month period ended December 31, 2005. As a percentage of net sales, sales, marketing and customer service expenses were 26.9% and 0.0%. The increase in cost is primarily due to increases in payroll, marketing costs and business development costs associated with the start-up of our photovoltaic solar business. Significant elements of sales, marketing and customer service expense were payroll related expenses of $162,000, marketing and business development costs of $851,000, professional fees of $62,000 and travel and lodging costs of $24,000.

Interest expense – Interest expense increased to $90,157 for the period ended December 31, 2006 from $11,367 for the eleven-month period ended December 31, 2005, an increase of 693.1%. As a percentage of net sales, interest expense was 2.1% and 1.0%, respectively. The increase is a result of the Company’s increased short-term working capital borrowings.

Other income – Other income for the period ended December 31, 2006 was $16,589 and $2,016 for the eleven-month period ended December 31, 2005. The significant component of other income was $16,838 offset by other expenses of $249.

Net loss – The net loss for the period ended December 31, 2006 was $2,129,388. The net loss for the eleven-month period ended December 31, 2005 was $114,584. The significant costs incurred to startup our photovoltaic solar business was the driver of the increased operating loss.